Exhibit 99.1

TuanChe Announces Receipt of Withdrawal of Going Private Proposal

BEIJING, Nov.12, 2021— TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that it has recently received a notice from its chairman and chief executive officer, Mr. Wei Wen (“Mr. Wen”), stating that in order to open up more opportunities for the company, Mr. Wen has decided to withdraw the non-binding going private proposal (the “Proposal”) dated January 21, 2021.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations

Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com